[ING STATIONERY]

October 1, 2010

United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	ING Life Insurance and Annuity Company
Variable Annuity Account B
Registration Statement on Form N-4: ING express Retirement Variable Annuity
File Nos.: 333-167182 and 811-02512

Dear Sir or Madam:

ING Life Insurance and Annuity Company on behalf of its Variable Annuity Account B, as registrant, hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement
on Form N-4 be accelerated to October 1, 2010 or as soon thereafter as practicable. This request is being made pursuant to Rule 461 under the Securities Act of 1933.

In support of this request, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (610) 425-3447.

Sincerely,

/s/ Nicholas Morinigo Nicholas Morinigo Counsel 1475 Dunwoody Drive West Chester, PA 19380-1478 Tel: 610-425-3447 Fax: 610-425-3520

ING Life Insurance and Annuity Company 1475 Dunwoody Drive West Chester, PA 19380